November 16, 2018

Mark Palumbo
President, Secretary, and Chief Financial Officer
CannAssist International Corp
1548 Loch Ness Dr.
Fallbrook, CA 92028

       Re: CannAssist International Corp
           Registration Statement on Form S-1
           Filed October 22, 2018
           File No. 333-227914

Dear Mr. Palumbo:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Prospectus Summary, page 2

1. Please revise your disclosure to clarify how your CBD product is proprietary. In addition, please disclose the types of "health benefits" and "better health outcomes" you believe your product can bring about, as well as your basis for these beliefs.
2. In the prospectus summary, please discuss other material risks that your business faces, such as the risk of criminal prosecution pursuant to the Controlled Substance Act and the application of laws relating to health and safety of your products and the consequences of failing to comply with such laws.
 Mark Palumbo
FirstName LastNameMark Palumbo
CannAssist International Corp
Comapany 16, 2018
November NameCannAssist International Corp
November 16, 2018 Page 2
Page 2
FirstName LastName
Risk Factor, page 4

3. We note your disclosure on page 14 that Mark Palumbo, your sole officer and director, holds a provisional patent with regard to the invention of "carbohydrate and cannodibiol complex." Please revise your disclose to clarify how this invention relates to your product candidate Cibidinol. In addition, if you do not own the patent or the provisional patent and it is material to your business, please add a risk factor to describe the risks related to
         Mr. Palumbo's ownership of the patent. Please also disclose if you have licensed or plan to license this invention.
4. Please add a risk factor discussing the legal limitations on your ability to protect your intellectual property due to federal and state laws prohibiting the production and sale of marijuana and related products.
Federal Regulation and Enforcement, page 6

5. Please revise this risk factor to state that your operations could be found to be in violation of the Federal Controlled Substances Act.
The Business, page 11

6. Please significantly expand the description of your business operations in the summary and business sections. In doing so, please focus on your current operations. With respect to your planned operations, please be sure to clarify what your timeline is for pursuing those operations and what additional material steps or actions you need to take to pursue those operations. In addition, please address the following points:
           clarify what part of the marijuana plant your product Cibidinol is made from, such as leaves, hemp, other parts of the plan or some combination of the above;
           clarify whether you are conducting pre-clinical trials for any of your product candidates;
           disclose if you grow marijuana or purchase it from suppliers and, if so, what are the locations of your operations;
           who are your suppliers and do you have any supply agreements;
           how you price your products and what products you have in addition to Cibidinol; and
           how you currently distribute your products and/or plan to price and distribute your products in the future.
7. We note your disclosure on page 12 that you hired scientists to separate the molecules and
         "re-task them in combinations magnifying their therapeutic activities." Please clarify who these scientists are or who they were affiliated with, and please further clarify whether they were employees or contractors.
8. Please update your disclosure related to the enforcement of the Federal Controlled
         Substances Act on page 15.
 Mark Palumbo
FirstName LastNameMark Palumbo
CannAssist International Corp
Comapany 16, 2018
November NameCannAssist International Corp
November 16, 2018 Page 3
Page 3
FirstName LastName
Plan of Operation and Presence in the Market, page 12

9. Please include a detailed plan of operations for the next twelve months. In the discussion of each of your planned activities, include specific information regarding each material event or step required to pursue each of your planned activities, including any contingencies such as raising additional funds, and the timelines and associated costs accompanying each proposed step in your business plan.
10. Please provide us with your basis for each of the following statements that you make at the top of page 13:

         CannAssist believes that it will be able to maintain successful business operations because of the following:
           Very large and predictable streams of revenue through the ongoing sale of enhanced bioavailability CBD products and consumables.
           Insulated from deleterious changes in the economy as people will continue to require
             CBD infused on a regular basis.
           Demand currently outpaces supply tremendously.
           In house laboratory operations that ensure that the highest quality. Proprietary processes and procedures for enhancing the bioavailability of CBD.
Products and Process, page 12

11. Please revise this section to provide your basis for the assertion that CBD can be used to treat the specific medical conditions listed in the second paragraph on page 12. In addition, please disclose the status of the other consumable and topical products you refer to in this section.
The Market, page 13

12. Please substantiate your statements related to the cannabis industry included in this section.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 17

13. Please tell us the terms of the change in control transaction. Also tell us how you accounted for the redemption of the previously outstanding common stock.
Critical Accounting Policies, page 20

14. ASC 915 was superseded by ASU 2014-10. Please revise to remove reference to development stage entities.
 Mark Palumbo
FirstName LastNameMark Palumbo
CannAssist International Corp
Comapany 16, 2018
November NameCannAssist International Corp
November 16, 2018 Page 4
Page 4
FirstName LastName
Management, page 21

15.      Please disclose the age of your sole officer and director. Refer to
Item 401(a) of
         Regulation S-K.
Section 16(a) Beneficial Ownership Reporting Compliance, page 24

16. It appears that you did not list the 10% stockholders who did not comply with the reporting requirements applicable to them in fiscal year 2017. Please provide complete disclosure at the end of this section or revise it accordingly.
Legal Matters
Interest of Counsel, page 29

17. Please tell us the amount of consideration received by counsel of Cassidy & Associates referenced in this section. Please refer to Instruction 1 to Item 509 of Regulation S-K.
Condensed Financial Statements as of June 30, 2018, page F-1

18. You state the following in Exhibit 99.1 to Form 8-K filed July 13, 2018 "Since the
         Company and Xceptor were entities under common control prior to the Acquisition, the transaction is accounted for as a restructuring transaction. The Company has recast prior period financial statements to reflect the conveyance of Xceptor's common shares as if the restructuring transaction had occurred as of the earliest date of the financial statements."
         Please:
           include similar disclosure in Form S-1, if true, and provide us the ownership of the controlling shareholder in each company
             demonstrating control of both entities just prior to July 12, 2018.
General

19. The website address listed in your prospectus does not appear to be a functioning website.
         Please revise your disclosure accordingly.
20.      Please include a table of contents to your prospectus. Please refer to
Item 502(a) of
         Regulation S-K.
21. We note your disclosure on page 16 that you have one subsidiary. Please revise your exhibit index and file a list of your subsidiaries as an exhibit to your registration statement. Please refer to Item 601(b)(21) of Regulation S-K.
22. As you do not appear to be a non-accelerated filer, please uncheck the non-accelerated filer box on the registration statement cover page.
 Mark Palumbo
CannAssist International Corp
November 16, 2018
Page 5

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Rolf Sundwall at 202-551-3105 or Lisa Vanjoske at 202-551-3614 if
you have questions regarding comments on the financial statements and related matters. Please contact Tonya Aldave at 202-551-3601 or Dietrich King at 202-551-8071 with any other questions.



                                                           Sincerely,
FirstName LastNameMark Palumbo
                                                           Division of
Corporation Finance
Comapany NameCannAssist International Corp
                                                           Office of Healthcare
& Insurance
November 16, 2018 Page 5
cc:       Jarvis Lagman
FirstName LastName